EXHIBIT 99.1

NewsRelease

TransCanada 2014 Investor Day Event to be Webcast

CALGARY, Alberta – November 17, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day on Wednesday, November 19 in Toronto.

Members of TransCanada’s senior executive team will provide an update on TransCanada’s operations, recent developments and strategic outlook.

The event will be webcast starting at 8 a.m. ET, 6 a.m. MT.  Interested parties may participate in the webcast available through TransCanada’s Investor Centre at http://www.transcanada.com/events-presentations.html.  A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada, our blog or on 3BL Media.

Media Enquiries:
Shawn Howard/Mark Cooper
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522